Simpson Thacher & Bartlett LLP

425 lexington avenue

new york, ny 10017-3954

telephone: +1-212-455-2000

facsimile: +1-212-455-2502

Direct Dial Number (650) 251-5110 (212) 455-7862	E-mail Address wbrentani@stblaw.com hui.lin@stblaw.com

via edgar	June 21, 2021

Re:	Acceleration Request for Bright Health Group, Inc. Registration Statement on Form S-1 (File No. 333-256286)

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Eric Envall J. Nolan McWilliams

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Bright Health Group, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on June 23, 2021, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please do not hesitate to call William Brentani at (650) 251-5110 or Hui Lin at (212) 455-7862 with any questions.

Very truly yours,

/s/ William B. Brentani

William B. Brentani

New York	BEIJING	HONG KONG	Houston	LONDON	Los Angeles	SÃO PAULO	TOKYO	Washington, D.C.

June 21, 2021

VIA EDGAR

Re: Bright Health Group, Inc.

Registration Statement on Form S-1

File No. 333-256286

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

J. Nolan McWilliams

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Bright Health Group, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on June 23, 2021, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact William Brentani (650-251-5110) or Hui Lin (212-455-7862) of Simpson Thacher & Bartlett LLP.

[Signature Page Follows]

Very truly yours,

BRIGHT HEALTH GROUP, INC.

By:	/s/ Keith Nelsen
Name: Keith Nelsen
Title: General Counsel and Corporate Secretary

[Signature Page to Acceleration Request]

June 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

J. Nolan McWilliams

Re:	Bright Health Group, Inc. Registration Statement on Form S-1 Registration No. 333-256286

Acceleration Request Requested Date: June 23, 2021 Requested Time: 4:00 PM, Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc., as representatives of the several underwriters, hereby join Bright Health Group, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-256286) (the “Registration Statement”) to become effective on June 23, 2021, at 4:00 PM, Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

J.P. Morgan Securities LLC

By:	/s/ Alejandra Fernandez
Name: Alejandra Fernandez
Title: Executive Director

Goldman Sachs & Co. LLC

By:	/s/ Dan Cocks
Name: Dan Cocks
Title: Managing Director, ECM

Morgan Stanley & Co. LLC

By:	/s/ Kalli Dircks
Name: Kalli Dircks
Title: Managing Director

Barclays Capital Inc.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

cc:	Keith Nelsen, Bright Health Group, Inc.
Bradley C. Weber, Goodwin Procter LLP
Gregg L. Katz, Goodwin Procter LLP
Kim S. de Glossop, Goodwin Procter LLP
William B. Brentani, Simpson Thacher & Bartlett LLP
Xiaohui (Hui) Lin, Simpson Thacher & Bartlett LLP

[Signature Page to Acceleration Request]